Exhibit 99.208

TSX-V: MCLD OTCQB: MCLDF

mCloud

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, unless otherwise noted)

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Financial Position

Unaudited - Expressed in Canadian Dollars

	Notes	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$6,529,708	$1,110,889
Trade and other receivables	6	6,106,703	6,900,641
Prepaid expenses and deposits		2,390,237	1,326,319
Current portion of long-term receivables	6	8,070,847	5,857,386
Total current assets		$23,097,495	$15,195,235
Non-current assets
Prepaid expenses and deposits		$553,901	$718,731
Long-term receivables	6	1,111,052	2,091,059
Right-of-use assets		3,211,611	3,660,717
Property and equipment		695,038	506,387
Other assets		85,127	293,116
Intangible assets		24,810,825	27,766,839
Goodwill		27,021,349	27,086,727
Total non-current assets		$57,488,903	$62,123,576
Total assets		$80,586,398	$77,318,811
LIABILITIES
Current liabilities
Bank indebtedness	10	$2,555,195	$976,779
Trade payables and accrued liabilities	7	11,348,556	12,924,256
Deferred revenue	5	2,282,216	1,771,120
Loans and borrowings	9	2,183,906	3,431,251
Convertible debentures	11(a)	20,779,691	—
Warrant liabilities		696,481	710,924
Lease liabilities		764,026	835,472
Other liabilities	12	1,200,697	6,003,838
Business acquisition payable	8	1,252,767	1,594,297
Total current liabilities		$43,063,535	$28,247,937
Non-current liabilities
Convertible debentures	11(b)	$11,110,688	$19,534,988
Lease liabilities		2,725,952	3,109,604
Loans and borrowings	9	9,441,420	9,721,049
Deferred income tax liabilities		3,619,932	4,168,905
Other liabilities	12	728,432	232,577
Business acquisition payable	8	558,900	845,232
Total liabilities		$71,248,859	$65,860,292
EQUITY
Share capital		$95,646,343	$83,120,611
Contributed surplus		10,117,324	8,518,476
Accumulative other comprehensive income		2,459,624	1,669,596
Deficit		(103,290,269)	(85,686,366)
Total shareholders’ equity		$4,933,022	$7,622,317
Non-controlling interest		4,404,517	3,836,202
Total equity		$9,337,539	$11,458,519
Total liabilities and equity		$80,586,398	$77,318,811

Events after the reporting period (Note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on August 13, 2021

“Russ McMeekin”	“Michael Allman”
Director	Director

1 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian dollars except number of shares)

		Three months ended June 30,		Six months ended June 30,
	Notes	2021	2020	2021	2020
Revenue	4, 5	$7,208,127	$5,010,082	$15,589,163	$11,568,286
Cost of sales		(2,600,560)	(1,936,023)	(5,859,290)	(4,432,415)
Gross profit		$4,607,567	$3,074,059	$9,729,873	$7,135,871
Expenses
Salaries, wages and benefits		$5,583,582	$5,338,818	$10,453,977	$11,122,885
Sales and marketing		328,354	532,345	513,053	1,078,149
Research and development		711,715	360,888	1,460,879	360,888
General and administration		1,556,068	1,259,315	2,893,429	2,406,503
Professional and consulting fees		2,700,524	2,513,726	4,439,945	4,590,589
Share-based compensation	14	360,645	288,778	735,919	689,640
Depreciation and amortization		1,993,021	1,547,306	3,963,971	3,181,154
Total expenses		$13,233,909	$11,841,176	$24,461,173	$23,429,808
Operating loss		$8,626,342	$8,767,117	$14,731,300	$16,293,937
Other expenses (income)
Finance costs	16	$1,946,586	$1,368,067	$4,182,513	$2,833,288
Foreign exchange loss (gain)		164,355	(19,852)	531,783	(897,598)
Business acquisition costs and other expenses		11,610	951,191	336,020	1,024,296
Fair value (gain) loss on derivatives	11(b)	(1,113,106)	—	451,043	—
Other income	3,8,12	(1,155,002)	(980,564)	(3,065,308)	(992,667)
Loss before tax		$8,480,785	$10,085,959	$17,167,351	$18,261,256
Current tax expense (recovery)		240,562	78,666	479,359	(71,549)
Deferred tax expense (recovery)		(372,600)	(811,565)	(491,824)	(959,044)
Net loss for the period		$8,348,747	$9,353,060	$17,154,886	$17,230,663
Other comprehensive (income) loss
Foreign subsidiary translation differences		(523,979)	483,201	(909,326)	1,081,994
Comprehensive loss for the period		$7,824,768	$9,836,261	$16,245,560	$18,312,657
Net loss (income) for the period attributable to:
mCloud Technologies Corp. shareholders		$8,278,648	$9,706,627	$17,603,903	$17,728,005
Non-controlling interest		70,099	(353,567)	(449,017)	(497,342)
		$8,348,747	$9,353,060	$17,154,886	$17,230,663
Comprehensive loss (income) for the period attributable to:
mCloud Technologies Corp. shareholders		$7,836,171	$9,558,570	$16,813,875	$18,235,637
Non-controlling interest		(11,403)	277,691	(568,315)	77,020
		$7,824,768	$9,836,261	$16,245,560	$18,312,657

Loss per share attributable to mCloud shareholders - basic and diluted		$0.25	$0.51	$0.58	$1.00
Weighted average number of common shares outstanding - basic and diluted		33,364,193	19,060,651	30,455,325	17,694,119

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Changes in Equity

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

	Notes		Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Non- controlling Interest	Deficit	Total Equity
Balance, December 31, 2020			27,505,301	$83,120,611	$8,518,476	$1,669,596	$3,836,202	$(85,686,366)	$11,458,519
Share-based payments	14		—	—	735,919	—	—	—	735,919
RSUs exercised	14		32,320	129,814	(129,814)	—	—	—	—
Broker warrants issued	13	(b)	—	—	372,947	—	—	—	372,947
Shares issued in public offering, net of costs	13	(a)	6,900,000	12,395,918	—	—	—	—	12,395,918
Investor warrants issued, net of costs	13	(a)	—	—	619,796	—	—	—	619,796
Net (loss) income for the period			—	—	—	—	449,017	(17,603,903)	(17,154,886)
Other comprehensive income for the period			—	—	—	790,028	119,298	—	909,326
Balance, June 30, 2021			34,437,621	$95,646,343	$10,117,324	$2,459,624	$4,404,517	$(103,290,269)	$9,337,539

Balance, December 31, 2019 - recast [1]			15,848,788	$45,368,745	$7,278,119	$363,250	$1,924,238	$(48,816,099)	$6,118,253
Share-based payments			—	—	689,640	—	—	—	689,640
RSUs exercised			103,463	362,532	(506,930)	—	—	—	(144,398)
Stock options exercised			20,000	166,400	(96,400)	—	—	—	70,000
Warrants exercised			344,345	1,860,618	(427,426)	—	—	—	1,433,192
Shares issued in business combination			380,210	2,304,073	—	—	—	—	2,304,073
Shares issued on conversion of 2019 debentures			10,000	50,000	—	—	—	—	50,000
Shares issued for asset acquisition - AirFusion			200,000	820,000	—	—		—	820,000
Issue of special warrants, net			—	—	12,217,171	—	—	—	12,217,171
Conversion of special warrants			3,666,162	12,217,171	(12,217,171)	—	—	—	—
Settlement of debt with RSUs			—	—	143,002	—	—	—	143,002
Net (loss) income for the period			—	—	—	—	497,342	(17,728,005)	(17,230,663)
Other comprehensive (loss) for the period			—	—	—	(507,632)	(574,362)	—	(1,081,994)
Balance, June 30, 2020			20,572,968	$63,149,539	$7,080,005	$(144,382)	$1,847,218	$(66,544,104)	$5,388,276

1 Contributed surplus and Deficit at December 31, 2019 were adjusted to reflect the $815,000 additional deferred tax recovery related to deferred tax assets recognized through profit and loss to offset deferred tax liabilities recognized in equity on the issuance of convertible debentures.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

		Six months ended June 30,
	Notes	2021	2020
Operating activities
Net loss for the period		$(17,154,886)	$(17,230,663)
Items not affecting cash:
Depreciation and amortization		3,963,971	3,181,154
Share-based compensation	14	735,919	689,640
Finance costs	16	4,182,513	2,833,288
Other income		(873,950)	(112,487)
Fair value loss on derivatives	11(b)	451,043	—
Unrealized foreign currency exchange loss (gain)		611,061	(897,598)
Current tax expense (recovery)		479,359	(71,549)
Deferred income tax (recovery)		(491,824)	(959,044)
(Decrease) increase in working capital	17	(3,244,239)	2,219,922
Interest paid		(1,613,861)	(1,842,629)
Taxes paid		—	(158,564)
Net cash used in operating activities		$(12,954,894)	$(12,348,530)
Investing activities
Acquisition of property and equipment		$(337,784)	$(92,479)
Acquisition of and expenditure on intangible assets		(436,555)	(375,573)
Acquisition of assets of AirFusion		—	(835,302)
Acquisition of business, net of cash acquired		—	(116,643)
Net cash used in investing activities		$(774,339)	$(1,419,997)
Financing activities
Payment of lease liabilities		$(592,372)	$(385,801)
Repayment of loans		(7,009,073)	(5,568,046)
Proceeds from loans and bank indebtedness, net of transaction costs		8,760,673	4,053,615
Net repayments of bank indebtedness		(953,584)	(1,419,527)
Proceeds from issuance of shares, net of issuance costs	13(a)	12,395,918	—
Proceeds from issuance of convertible debentures, net of costs		5,527,298	—
Advance from subscription of units	20(a)	420,000	4,000,000
Proceeds from issuance of shares, net of issuance costs		—	12,217,171
Proceeds from the exercise of stock options, net of issuance costs		—	70,000
Proceeds from exercise of warrants, net	13(a)	619,796	1,433,192
Net cash provided by financing activities		$19,168,656	$14,400,604
Increase in cash and cash equivalents		$5,439,423	$632,077
Effect of exchange rate fluctuations on cash held		(20,604)	13,317
Cash and cash equivalents, beginning of period		1,110,889	529,190
Cash and cash equivalents, end of period		$6,529,708	$1,174,584

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 1 -  NATURE OF OPERATIONS

mCloud Technologies Corp. (“mCloud” or the “Company”), is a provider of proprietary technology solutions, AssetCare. Customers use AssetCare software-as-a-service (“SaaS”) and data solutions to ensure assets continuously operate at peak performance. AssetCare is an asset management platform combining IoT, AI and the cloud to drive next-level performance and efficiency. Through operating entities such as Agnity Global, Inc. (“Agnity”), mCloud offers foundational enterprise technology solutions enabling capabilities such as secure communications, connected work, and remote care.

The Company is domiciled in Vancouver, Canada with its head office in Calgary, Alberta and its registered offices located at 550-510 Burrard Street, Vancouver, British Columbia, V6C 3A8. The Company’s shares trade on the TSX Venture Exchange (“TSX.V”) under the symbol MCLD and on the OTCQB in the United States under the symbol MCLDF.

NOTE 2 -  BASIS OF ACCOUNTING

These condensed consolidated interim financial statements of the Company include the accounts of the Company, the ultimate parent company of its consolidated group, and its subsidiaries and are prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted as they are not required for interim financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated annual financial statements and notes thereto for the year ended December 31, 2020 (the “2020 Annual Financial Statements”), which are available on SEDAR at www.sedar.com. Selected explanatory notes are included in the interim financial statements to explain events and transactions that are significant to the understanding of changes in the Company’s financial position and performance since the last annual financial statements.

The Company’s presentation currency is Canadian dollars and all amounts are presented in Canadian dollars unless otherwise stated. These condensed consolidated interim financial statements have been prepared on a going- concern basis, under the historical cost convention except for certain financial instruments that have been measured at fair value. There were no changes in the entities contained in the consolidated results or the equity percentage held by the Company from December 31, 2020 as presented in Note 2 to the 2020 Annual Financial Statements. Certain comparative balances were reclassified to conform with current period’s presentation.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in Note 2 to the 2020 Annual Financial Statements with the exception of the expansion of the accounting policy note (q) Convertible Debentures to add the accounting policy related to the issuance of convertible debentures in the six months ended June 30, 2021 (Note 19).

These condensed consolidated interim financial statements were authorized for issue by the Audit Committee, on behalf of the Board of Directors, on August 13, 2021.

NOTE 3 -  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In the preparation of the consolidated financial statements and the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The Company applied critical judgements and estimates, including significant areas of estimation uncertainty in applying policies, in preparing these condensed consolidated interim financial statements, as described in Note 3 to the 2020 Annual Financial Statements. In addition, during the three and six months ended June 30, 2021, management made judgements related to the measurement of the fair value of the convertible debentures issued in the period, including the determination of the allocation of the proceeds between the host liability and conversion feature embedded derivative components (Note 11(b)). At inception of an instrument, the Company determines the value of the components of convertible debt and judgement is required in determining the inputs used in the fair value calculations and in determining the probability of certain outcomes. Changes in those judgements may result in a change to the recognized value of the convertible debt.

5 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Beginning in March 2020, the COVID-19 pandemic has had a substantial impact on world economies. As a result of the uncertainty associated with the unprecedented nature of the pandemic, certain of the Company’s significant assumptions may be impacted. Uncertain environments make estimating several items in the financial statements more challenging and are likely to result in more frequent changes in management’s expectations about the future. The long-term impact on the Company’s financial results and cash flows is unknown at this time. Although the Company has been negatively impacted by COVID-19, given the Company’s nature of operations, COVID-19 has increased customer demand and created new opportunities for mCloud to engage with new and existing customers using the remote connectivity offered by AssetCare.

The Company has received government assistance in both Canada and the United States to help temper the financial impact of COVID-19. During the three and six months ended June 30, 2021, government assistance in the form of wage subsidies and government loans forgiven of $1,124,926 and $2,418,782, respectively, was recorded in Other income on the condensed consolidated interim statements of loss and comprehensive loss for the periods then ended (three and six months ended June 30, 2020 - $657,966).

Going Concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. During the six months ended June 30, 2021, the Company generated a net loss of $17,154,886 and negative cash flows from operating activities of

$12,954,894. As at June 30, 2021, the Company had a working capital deficiency of $19,966,040. These factors are indicators that material uncertainties exist that may cast significant doubt about the Company’s ability to continue as a going concern and, therefore, its ability to realize assets and discharge liabilities in the normal course of business.

In making their assessment, management considered all available information, together with forecasts that management believes are plausible and other mitigating strategies, about the future which is at least, but not limited to, twelve months from the end of the reporting period.

Management has considered in its assessment the undrawn portion of the ATB operating line facility (Note 10), the maturity of the 2019 convertible debentures due May 31, 2022 if not converted on or before this date (Note 11(a)), expected increases in revenues and cash flows resulting from new revenue contracts expected over the next 12 months due to the anticipated reduction of COVID-19 related restrictions, which will be offset by cash used in investing activities and required cash principal and interest payments on indebtedness. In addition, management does not forecast that any debt covenants will be breached impacting the timing of their repayment. As a result of this assessment, management believes the Company will have sufficient capital arrangements to fund its current planned operations during the twelve-month period following June 30, 2021.

In the long-term, continuation of the Company as a going concern is dependent on its ability to achieve and maintain profitable operations and positive cash flow from operations, and, as necessary, to obtain the necessary equity or debt financing to continue with expansion in the AssetCare market. To date, the Company has funded its operations through debt and equity financing. While the Company has been successful in raising capital in the past, there is no assurance that it will be successful in closing further financings in the future.

6 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 4 -  SEGMENT REPORTING

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organization structure and how the information is reported to the CEO on a regular basis.

The Company’s revenue by location of the ultimate customer or consumer of product solution are as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Canada	$3,917,898	$2,712,636	$7,144,996	6,508,138
Asia-Pacific	1,578,004	478,665	3,286,804	478,665
United States	1,569,643	1,365,544	4,930,822	4,128,246
Europe, Middle East and Africa	142,582	453,237	226,541	453,237
Total revenue	$7,208,127	$5,010,082	$15,589,163	$11,568,286

The Company’s non-current assets by country are as follows:

	June 30, 2021	December 31, 2020
Canada	$35,673,548	$37,966,772
Asia-Pacific	11,128,663	11,731,960
United States	10,686,692	12,424,844
Total non-current assets	$57,488,903	$62,123,576

NOTE 5 -  REVENUE

The Company’s operations and main revenue streams are those described in Note 2(k) to the 2020 Annual Financial Statements. The Company’s revenue is derived from contracts with customers.

In the following tables, revenue is disaggregated by major service line and timing of revenue recognition.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
AssetCare initialization	$590,820	$1,352,021	$1,739,490	$3,424,874
AssetCare over time	6,448,752	2,683,670	12,639,821	3,676,215
Engineering services	168,555	974,391	1,209,852	4,467,197
	$7,208,127	$5,010,082	$15,589,163	$11,568,286

	Three months ended June 30,		Six months ended June 30,
Revenue recognized	2021	2020	2021	2020
Over time	$6,452,582	$4,151,005	$13,167,513	$8,636,356
At a point in time 1	755,545	859,077	2,421,650	2,931,930
	$7,208,127	$5,010,082	$15,589,163	$11,568,286

1 Upon completion.

7 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 5 - REVENUE (continued)

Significant changes in unbilled revenue and deferred revenue balances are as follows:

For the six months ended June 30, 2021	Unbilled revenue	Deferred revenue
Balance at December 31, 2020	$554,740	$1,771,120
Additions	4,999,006	5,366,738
Less: transferred to trade and other receivables	(4,741,816)	(4,858,950)
Currency translation adjustment	—	3,308
Balance at June 30, 2021	$811,930	$2,282,216

NOTE 6 -TRADE AND OTHER RECEIVABLES AND LONG-TERM RECEIVABLES

	June 30, 2021	December 31, 2020
Trade receivables from contracts with customers	$4,090,746	$4,770,056
Unbilled revenue (Note 5)	811,930	554,740
Indirect taxes receivable	315,371	341,583
Income taxes receivable	429,066	594,036
Other receivables	777,932	961,714
Contract asset	153,178	153,178
Loss allowance	(471,520)	(474,666)
Total trade and other receivables	$6,106,703	$6,900,641

Long-term receivables

Long-term receivables represent receivables associated with revenue contracts whereby certain customers make fixed monthly installment payments over an extended period of time, ranging from one to three years, for performance obligations delivered upfront. These balances are presented net of loss allowance:

	June 30, 2021	December 31, 2020
Current portion of long-term receivables	$8,070,847	$5,857,386
Non-current portion of long-term receivables	1,111,052	2,091,059
Total long-term receivables	$9,181,899	$7,948,445

NOTE 7 - TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2021	December 31, 2020
Trade payables	$4,516,922	$5,903,789
Accrued salaries	2,748,481	2,882,928
Accrued liabilities	1,834,866	1,912,814
Interest payable	559,218	425,054
Mastercard facility (Note 10)	340,416	600,590
Due to related parties	428,802	846,228
Other	919,851	352,853
Total trade payables and accrued liabilities	$11,348,556	$12,924,256

8 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 8 - BUSINESS ACQUISITION PAYABLE

	June 30, 2021	December 31, 2020
Opening balance	$2,439,529	$1,043,314
Contingent consideration related to CSA 1	(581,117)	879,066
Contingent consideration recognized related to kanepi	—	568,638
Effect of foreign exchange differences	(46,745)	(51,489)
Total	1,811,667	2,439,529
Less: current portion	1,252,767	1,594,297
Non-current portion of business acquisition payable	$558,900	$845,232

1 During the three months ended March 31, 2021, the Company determined that a portion of the contingent consideration recognized at the date of acquisition of CSA (Note 18) was not payable as the operational performance metrics were not achieved and recognized $581,117 in Other income in the condensed consolidated interim statement of loss and comprehensive loss for the period then ended. The remaining fair value of the contingent consideration of $265,172 is classified as current as achievement of the remaining metrics will be determined in the three months ending March 31, 2022.

NOTE 9 - LOANS AND BORROWINGS

a) Loans and Borrowings

The Company’s loans are described in Note 17 to the 2020 Annual Financial Statements. The carrying value of loans and borrowings by entities controlled by the Company are as follows:

	June 30, 2021	December 31, 2020
Term loan	$10,134,112	$10,928,054
Nations Interbanc facility	—	1,137,360
Debenture payable to Industry Canada	52,837	76,227
Loan payable	319,026	318,428
Oracle financing	933,915	427,251
Other loans and financing	185,436	264,980
Total	$11,625,326	$13,152,300
Current	2,183,906	3,431,251
Non-current	9,441,420	9,721,049
Total	$11,625,326	$13,152,300

The Company changed the presentation of funding received from the US government previously classified in Loans and Borrowings to Other Liabilities on the condensed consolidated interim statements of financial position. These forgivable loans are considered to be government grants as management believes there is reasonable assurance that they will be forgiven at which time the amounts will be recognized in Other Income on the condensed consolidated interim statements of loss and comprehensive loss (Note 12).

Loan repayment terms vary depending on the nature of the debt. The term loan payments are blended payments of principal and interest until maturity in August 2026 and the loan is secured against the assets of the Company and one of its subsidiaries. The Company is required to maintain certain financial covenants related to the term loan and as at June 30, 2021 these covenants were met and at December 31, 2020 the lender waived these covenants.

At June 30, 2021, there were no outstanding funds advanced to a subsidiary of the Company under the accounts receivable factoring agreement with Nations Interbanc which remains in place. During the six months ended June 30, 2021, the Company entered into another financing arrangement with Oracle Credit Corporation associated with financing Oracle licenses used in operations which matures in February 2024.

Total interest expense associated with loans and borrowings recognized in net loss was $286,144 and $533,508 for the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - $197,311 and $516,383) (Note 16).

9 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 10 -   BANK INDEBTEDNESS

As described in Note 28 to the 2020 Annual Financial Statements, the Company had access to an operating loan facility and Mastercard facility (collectively referred to as the “Credit Facility’”). On April 15, 2021, the operating loan facility which had a balance of $923,461 at December 31, 2020 was repaid. The Mastercard facility remains in place and $340,416 was drawn at June 30, 2021 (December 31, 2020 - $600,590). This amount is included in Trade payables and accrued liabilities on the condensed consolidated interim statements of financial position for the periods then ended.

ATB Financial Facility

On May 17, 2021, one of the Company’s subsidiaries executed a commitment letter for a $5,000,000 secured revolving operating facility with ATB Financial which is a financial institution wholly owned by the Province of Alberta. The facility is available by way of a variety of instruments. On June 24, 2021, $2,500,000 of the available amount was drawn. The facility is due on demand, bears interest at the prime rate plus 2% per annum with interest and fees due monthly at the end of each month. The facility may be prepaid without penalty.

The facility is secured against certain assets of the Company and its principal subsidiaries. In addition, the Company and certain of its subsidiaries have provided an unlimited guarantee for repayment of all amounts due under the facility.

NOTE 11 -  CONVERTIBLE DEBENTURES

	June 30, 2021	December 31, 2020
2019 Convertible debentures liability (a)	$20,779,691	$19,534,988
2021 Convertible debentures liability (b)	7,257,832	—
2021 Convertible debentures embedded derivative (b)	3,852,856	—
Total	$31,890,379	$19,534,988

Current debentures	20,779,691	—
Non-current debentures	$11,110,688	19,534,988
Total	$31,890,379	$19,534,988

a)	2019 Convertible debentures

	June 30, 2021	December 31, 2020
Opening balance	$19,767,472	$17,753,016
Conversion of debentures into common shares	—	(50,000)
Interest paid	(1,172,875)	(2,345,750)
Accreted interest at effective interest rate	2,380,573	4,410,206
Carrying amount of liability component	$20,975,170	$19,767,472
Less: interest payable (Note 7)	(195,479)	(232,484)
Total	$20,779,691	$19,534,988

As described in Note 18(a) to the 2020 Annual Financial Statements, the Company completed a private placement offering of convertible unsecured subordinated debentures (the “2019 Debentures”) for total aggregate gross proceeds of $23,507,500 on July 11, 2019. The 2019 Debentures bear interest at a rate of 10% per annum which is paid quarterly and mature on May 31, 2022 at which time the principal amount is repayable in cash if the 2019 Debentures have not been converted.

The principal amount of the 2019 Debentures is convertible into 4,691,500 units of the Company at the option of the holder at a conversion price of $5.00 per unit. Each unit is comprised of one common share and one share purchase warrant exercisable to acquire one common share at an exercise price of $7.50. If the 2019 Debentures are converted, share purchase warrants attached to the unit are exercisable until June 2024.

10 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 11 -  CONVERTIBLE DEBENTURES (continued)

b)	2021 Convertible debentures

On December 7, 2020, the Company commenced efforts to raise an aggregate of US$10,000,000 through a private placement offering (the “Offering”) of convertible unsecured subordinated debentures (the “2021 Debentures”) at a price of US$100 per debenture. Note 18(b) to the 2020 Annual Financial Statements describe certain terms of this Offering and refers to the debentures as the 2020 Debentures which will be referenced as the 2021 Debentures hereafter. The 2021 Debentures bear interest at 8% per annum, payable, at the option of the Company, in cash or common shares of the Company calculated in accordance with the debenture agreement which considers such factors as the price of the common stock on the TSX.V converted into U.S. Dollars (“USD”) at the date of record. Interest is payable quarterly in arrears on the last day of each calendar quarter with interest accruing from date of close included in first payment.

The 2021 Debentures mature on the date that is 36 months following the closing date of the applicable tranche (“Maturity Date”). The principal amounts of the 2021 Debentures are convertible into common shares at the option of the holder at any time prior to maturity at the calculated conversion price stated in the debenture. The principal amount of the 2021 Debentures outstanding will be repayable in common shares or cash at the election of the Company on the Maturity Date.

The Offering was closed in multiple tranches. At December 31, 2020, total proceeds of $5,285,997 (US$4,146,825) had been received associated with two tranches of the Offering; however, as the debenture certificates were not yet issued the proceeds were recorded as Other liabilities in the condensed consolidated interim statement of financial position at December 31, 2020.

During the six months ended June 30, 2021, all six tranches of the Offering closed with total gross proceeds of

$11,328,870 (US$8,884,000). These tranches closed between December 7, 2020 and May 25, 2021. Each tranche has a specific Maturity Date and conversion price which was set at the date of close in USD. The conversion prices range between $1.37 (US$1.14) and $2.76 (US$2.20) depending on the tranche.

The 2021 Debentures include a host liability and embedded derivative conversion option. The fair value of the embedded derivative was determined first, with the residual amount of the total fair value of the convertible debentures allocated to the host liability. The host liability is classified as a financial liability recognized at amortized cost and the embedded derivative conversion option is an embedded derivative classified as at fair value through profit or loss (“FVTPL”). The fair value measurement is further described in Note 15(b) - Financial Instruments under Valuation methodologies used in the measurement of fair value for Level 3 financial liabilities.

The balances associated with the 2021 Debentures are as follows:

June 30, 2021
Proceeds from issue of convertible debentures	$11,328,870
Fair value adjustments [1]	1,615,102
Total fair value of convertible debentures	$12,943,972
Less: fair value of embedded derivative	(5,060,776)
Less: transaction costs [2]	(734,758)
Carrying value of liability at inception	$7,148,438
Interest expense associated with liability	747,421
Foreign exchange adjustments	(274,289)
$7,621,570
Less: accrued interest included in accrued liabilities [3]	(363,738)
Carrying value of liability at end of period	$7,257,832

1 During the six months ended June 30, 2021, amount recognized as fair value loss on derivatives (Note 15).

2 Total transaction costs associated with the closed tranches were $1,138,440 which include cash compensation paid to brokers and the value of broker warrants issued. Transaction costs of $405,149 allocated to the embedded derivative portion of the convertible debentures were expensed in Finance costs in the condensed consolidated interim statements of loss and comprehensive loss for the six months ended June 30, 2021.

3 The majority of interest payable is expected to be satisfied via the issuance of common shares and share purchase warrants (Note 20(a)).

11 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 11 -   CONVERTIBLE DEBENTURES (continued)

b) 2021 Convertible debentures (continued)

June 30, 2021
Fair value of embedded derivative at inception	$5,060,776
Fair value decrease [1]	(1,164,059)
Foreign exchange adjustments	(43,861)
Balance, embedded derivative	$3,852,856

1 The fair value of the embedded derivative is remeasured at the end of each reporting period and recognized in Fair value (gain) loss on derivatives in the condensed consolidated interim statements of loss and comprehensive loss. For the three and six months ended June 30, 2021, a gain on change in fair value of derivatives of $1,113,106 and $1,164,059, respectively, was recognized.

On July 12, 2021, the Company announced the potential conversion of the majority of the principal amount and interest outstanding under the 2021 Debentures. The terms of the conversion and extinguishment of the debt are subject to a number of conditions including TSX.V approval (Note 20(a)).

NOTE 12 - OTHER LIABILITIES

	June 30, 2021	December 31, 2020
US Government loans (Note 9)	$1,509,129	$950,418
Equity financing subscription payable (Note 20(b))	420,000	—
2021 Debentures subscriptions payable (Note 11(b))	—	5,285,997
Total	$1,929,129	$6,236,415
Current portion [1]	$1,200,697	$6,003,838
Non-current portion	728,432	232,577
Total	$1,929,129	$6,236,415

1 Includes US Government loans of $780,697 and $717,841 respectively at June 30, 2021 and December 31, 2020.

During the six months ended June 30, 2021, the Company was granted two additional low-interest US government loans totaling $840,845, each bearing interest at 1% per annum with maturity dates in February and May 2026. Similar to the other loans received during Fiscal 2020 from the US Government as part of the Paycheck Protection Program (the “PPP”), a portion or the entirety of the amounts funded may be forgiven if the funds are used for qualifying expenses which include payroll costs, rent and utility costs, and employment and compensation levels are maintained. The Company intends to use the entire loan amount for qualifying expenses and as such expects these loans will be forgiven and no principal or interest payments will be made.

Companies may apply for forgiveness once all proceeds have been used. During the three and six months ended June 30, 2021, one government loan was forgiven and $183,557 was included in Other income associated with this forgiveness. Subsequent to June 30, 2021, two US government loans with a total carrying amount of $780,697 at June 30, 2021 were forgiven (Note 20(c)).

12 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 13 - SHARE CAPITAL

a)	Common shares

During the six months ended June 30, 2021, the Company issued 32,320 common shares on exercise of Restricted Share Units (Note 14(b)).

Brokered public offering

On April 15, 2021, the Company closed a public offering of 6,900,000 units of the Company (the “Units”) at a price of

$2.10 per unit for aggregate gross proceeds of $14,490,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share (“Warrant Share”) at an exercise price of $2.85 per Warrant Share for 36 months following closing subject to adjustment in certain events.

The public offering was brokered, and the underwriting agent received cash commissions of $1,014,300 or 7% of the gross proceeds under the offering. In addition, the Company also incurred $459,986 of share issuance costs in connection with the offering, for total net proceeds of $13,015,714. Net proceeds were allocated as $12,395,918 to Share capital for the value measured for common shares with the residual of $619,796 allocated to warrants which is included in Contributed surplus in the condensed consolidated interim statement of financial position at June 30, 2021.

Commons shares in escrow

At June 30, 2021, the Company has 2,751,598 (December 31, 2020 - 5,022,852) common shares subject to escrow conditions as described in Note 19(a) to the 2020 Annual Financial Statements.

b)	Warrants

The Company’s warrants outstanding as at June 30, 2021 and December 31, 2020 are as follows:

	Number of Warrants	Weighted Average Exercise Price $
Balance, December 31, 2020	5,794,577	$4.94
Issued	7,247,280	2.81
Expired	(1,127,140)	4.50
Balance, June 30, 2021	11,914,717	$3.69

During the six months ended June 30, 2021, the Company issued 347,280 warrants to brokers in connection with the issuance of the 2021 Debentures (Note 11(b)) and 6,900,000 warrants in connection with the April 15, 2021 public offering (Note 13(a)).

Warrant exercise prices associated with the 2021 Debentures are denominated in USD and range between $1.37 (US$1.14) and $2.76 (US$2.20). Warrants are exercisable for 24 months following the date of the close of the associated convertible debenture tranche. The Black-Scholes option model was used in calculating the fair value of the broker warrants which were valued at $372,947 in total. The underlying assumptions used in determining the fair value of the warrants were: issue date share price of $1.13 - $2.57; exercise price of $1.37 - $2.76; risk free rate of 0.15% to 0.30%; expected life of 1.87 - 2.00 years; expected volatility of 91% - 94%; and no expected dividends.

13 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 13  -  SHARE CAPITAL (continued)

b) Warrants (continued)

Warrants outstanding as at June 30, 2021 were as follows:

Expiry Date	Exercise Price $	Outstanding Warrants
October 2021	5.00	642,317
June 2022	5.00	58,751
July 2022	4.75	1,575,343
December 2022	1.88	3,000
January 2023	1.91	112,200
January 2023	2.32	76,200
February 2023	2.60	24,000
March 2023	2.76	27,000
May 2023	1.37	104,880
April 2024	2.85	6,900,000
June 2024	7.50	10,000
January 2025	5.40	1,833,081
July 2025	4.75	547,945
	$3.69	11,914,717

The weighted average remaining contractual life of outstanding warrants was 2.55 years at June 30, 2021 (December 31, 2020 - 2.29 years). Exercise prices for broker warrants issued associated with the 2021 Debentures were converted at the exchange rate on the date of valuation to the C$ equivalent exercise prices.

NOTE 14 - SHARE BASED PAYMENT ARRANGEMENTS

The Company recorded share-based compensation as follows.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Stock options (a)	$116,892	$149,858	$247,790	$381,116
Restricted share units (b)	243,753	138,920	488,129	308,524
Total	$360,645	$288,778	$735,919	$689,640

a) Stock Options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Balance, December 31, 2020	1,269,934	$3.67	6.81
Granted	191,000	2.10	10.00
Forfeited	(55,410)	3.98	9.00
Expired	(9,267)	3.79	1.16
Balance, June 30, 2021	1,396,257	$3.47	7.28

14 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 14 - SHARE BASED PAYMENT ARRANGEMENTS (continued)

a)	Stock Options (continued)

Of these outstanding options, 540,184 were exercisable at a weighted average exercise price of $3.86 at June 30, 2021 (December 31, 2020 - 483,732 exercisable at a weighted average exercise price of $3.90). Exercise prices of exercisable stock options range from $2.90 to $6.01 per share as disclosed by expiry date in Note 20(a) to the 2020 Annual Financial Statements.

As at June 30, 2021, unrecognized share-based compensation expense related to non-vested stock options granted is $558,358 (December 31, 2020 - $710,934; June 30, 2020 - $614,918).

The Company fair valued the options using the Black-Scholes option pricing model with the following weighted average inputs for the six months ended June 30.

	2021	2020
Grant date share price	$1.72	$4.20 - $4.35
Exercise price	$2.10	$4.20 - $4.25
Risk free rate	1.15%	0.64% - 0.65%
Expected life, years	6.50	6.50
Expected volatility	72%	64%
Expected dividends	—%	—%
Forfeiture rate	—%	—%

b)	Restricted Share Units (“RSUs”)

At June 30, 2021, 704,341 RSUs were outstanding of which 250,745 were exercisable at a weighted average exercise price of $2.82 per RSU. At December 31, 2020, 666,661 RSUs were outstanding with 100,548 exercisable at a weighted average exercise price of $3.67 per RSU.

During the six months ended June 30, 2021, 85,000 RSUs were granted, 32,320 common shares were issued on the exercise of 32,320 RSUs at a weighted average share price at exercise of $4.02, and 15,000 RSUs were forfeited.

The fair value of each RSU is based on the market price of the Company’s common shares on the date of grant and the total fair value of RSU grants in the six months ended June 30, 2021 was $157,285. As at June 30, 2021, unrecognized share-based compensation expense related to non-vested RSUs granted was $413,708 (December 31, 2020 - $ 807,830; June 30, 2020 - $555,875).

15 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 15 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a)	Classification and measurement of financial assets and liabilities by category

The following represents the carrying values of the financial assets and liabilities of the Company and the associated classifications and measurement basis for each balance.

Financial assets	Level	Measurement basis	June 30, 2021	December 31, 2020
Cash and cash equivalents	1	Amortized cost	$6,529,708	$1,110,889
Trade and other receivables [1]	2	Amortized cost	5,209,088	5,811,844
Long-term receivables	2	Amortized cost	9,181,899	7,948,445
Derivative asset	2	FVTPL	—	131,400
			$20,920,695	$15,002,578
Financial liabilities
Bank indebtedness	2	Amortized cost	$2,555,195	$976,779
Trade payables and accrued liabilities [1]	2	Amortized cost	10,582,058	12,693,256
Loans and borrowings	2	Amortized cost	11,625,326	13,152,300
Lease liabilities [2]	n/a	Amortized cost	3,489,978	3,945,076
2019 Debentures - host liability [3]	2	Amortized cost	20,779,691	19,534,988
2021 Debentures - host liability [3]	3	Amortized cost	7,257,832	—
2021 Debentures embedded derivative	3	FVTPL	3,852,856	—
Warrant liabilities	2	FVTPL	696,481	710,924
Business acquisition payable	3	Amortized cost	1,811,667	2,439,529
Other liabilities	2	Amortized cost	1,929,129	6,236,415
			$64,580,213	$59,689,267

Financial liabilities

1       Excludes amounts for indirect taxes, income taxes and contract asset, where applicable.

2       Lease liabilities are not subject to classification in the fair value hierarchy.

3       2019 Debentures (Note 11(a)) and 2021 Debentures host liability (Note 11(b)).

Financial instruments not measured at fair value

The carrying values of the financial assets and liabilities where the measurement basis is other than FVTPL approximate their fair values due to the immediate or short-term nature of these instruments considering there have been no significant change in credit and market interest rates since origination date.

b)	Measurement of fair value

As described in Note 21 and Note 2(p) to the 2020 Annual Financial Statements, the fair value hierarchy establishes three levels to classify the significance of inputs to valuation techniques used in making fair value measurements of all financial assets and liabilities. Classifications by level of the fair value hierarchy are disclosed above. At June 30, 2021 and December 31, 2020, there were no financial assets and financial liabilities measured and recognized at fair value on a non-recurring basis.

The Company’s policy for determining when a transfer between levels of the fair value hierarchy occurs is to assess the impact at the date of the event or change in circumstance that could result in the transfer. During the six months ended June 30, 2021, subscriptions payable included in Other liabilities of $5,285,997 were transferred from Level 2 to Level 3 related to the 2021 Debentures. There were no transfers between any other of the levels during the six months ended June 30, 2021.

Valuation methodologies used in the measurement of fair value for Level 2 financial assets and financial liabilities

The measurement of level 2 financial assets and liabilities is made by reference to the inputs used to determine the fair value of each instrument using an appropriate valuation method. The fair value of long-term receivables is based on the present value considering the time value of the long-term contracts.

16 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 15 -  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

b)	Measurement of fair value (continued)

Valuation methodologies used in the measurement of fair value for Level 2 financial assets and financial liabilities

The fair value of loans and borrowings approximates their carrying value and has been determined by discounting the contractual cash flows using implied yields of obligations with similar credit risk and maturities. The fair value of the host liability for the 2019 Debentures was calculated using a discount rate of 25% for an equivalent, non-convertible loan at the date of issue. Warrant liabilities are measured based on the amount of cash that is payable in certain circumstances. A portion of other liabilities represent subscriptions payable and the carrying amount of these balances approximates fair value.

Valuation methodologies used in the measurement of fair value for Level 3 financial liabilities

2021 Debentures

The fair value of the entire financial instrument associated with the 2021 Debentures was determined using a partial differential equation model for convertible debt which considered that the convertible debt consists of two components, each having different default risks. The model calculates the value based on key inputs, which impact the value of the convertible debt including: yield to maturity; principal and coupon payments; share price; exercise price; volatility; term; risk free rates and dividends. The risk adjusted discount rate was applied in determining yield to maturity and this is the most significant unobservable input and the estimated fair value would increase (decrease) if the risk-adjusted discount rate were lower (higher).

The 2021 Debentures include an embedded derivative for the conversion option. The fair value of the embedded derivative was determined using the same methodology as above adjusted for the nature of the instrument. The embedded derivative includes a foreign currency component which reflects the foreign exchange exposure to convert to common shares denominated in Canadian dollars. The fair value of the embedded derivative is determined first with the residual of the total fair value of the instrument allocated to the host debt. The embedded derivative will be remeasured at each period end with changes in the fair value recognized in the condensed consolidated interim statements of loss and comprehensive loss.

The Company determined that at the initial recognition date, which was the date of issuance of the debentures, that the fair value of the financial instruments was in excess of the transaction price for tranches one through five (i.e., the fair value of the proceeds received) and the fair value of the tranche six financial instrument was equal to the proceeds received. There were fluctuations in the fair value inputs that arose in the period between the closing of tranches one through five of the Offering and the date of the actual issuance of the debenture certificates. As such the difference between the fair value and transaction price was deferred at initial recognition and the deferred difference was recognized as a loss as factors including the passage of time were met which required recognition. The reconciliation of the opening to closing balances associated with the 2021 Debentures are presented in Note 11(b) including fair value changes.

In the measurement of the fair value of the derivative liability at June 30, 2021, the Company considered the potential conversion of the majority of the 2021 Debentures into the Company’s equity (Note 20(a)) which result in changes to maturity date (i.e., shorter to match anticipated timing of the conversion) and yield to maturity which correspondingly impacted other inputs at June 30, 2021, and decreased the fair value of the derivative liability. In addition, the fair value of the derivative liability reflects the amended conversion price for certain tranches of the Offering and common share purchase warrants to be issued to the 2021 Debenture holders as agreed to by the parties at June 30, 2021, which increased the fair value of the derivative liability.

Business acquisition payable

The business acquisition payable consists of contingent consideration payable, the values of which were determined using a discounted cash flow method based on the present value of probability weighted average amount of expected payments discounted at an appropriate discount rate. The reconciliation of the opening to closing balances for Level 3 fair values are presented in Note 8.

c)	Financial instruments risk

A description of the Company’s financial instruments and financial risks that the Company is exposed to and management of these risks is included in Note 21 to the 2020 Annual Financial Statements. There were no significant changes in the Company’s exposures to those risks during the six months ended June 30, 2021 except for additional commitments as noted below which impacts liquidity risk and an increase in foreign currency risk resulting from the issuance of the 2021 Debentures in USD.

17 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 15 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c) Financial instruments risk (continued) Commitments

Information regarding the Company’s undiscounted contractual cash flows payable and the Company’s commitments at December 31, 2020 are disclosed in Note 21 and Note 25, respectively, to the 2020 Annual Financial Statements. During the six months ended June 30, 2021, the most significant change in commitments were associated with the issuance of the 2021 Debentures, change in operating line facility, additional loans and borrowings and forgivable government loans, described following. Commitments at December 31, 2020 have been reduced by normal course payments made during the period to June 30, 2021.

2021 Debentures

At June 30, 2021, the issuance of the 2021 Debentures increased commitments by C$ equivalent total principal and interest payments of approximately $13.7 million with approximately $451,000 due in interest in the next six months and the first repayment in December 2023. This increase was offset by the reduction of Other liabilities of $5,285,997 which were associated with the subscriptions payable which are now included as part of the 2021 Debentures (Note 12). As described in Note 11(b), the Company has the option to issue common shares in lieu of cash interest payments and principal repayment and therefore management does not believe these instruments increase the Company’s liquidity risk. The Company opted to issue common stock in lieu of interest payments. Subsequent to June 30, 2021, the Company received TSX.V approval to convert the majority of the 2021 Debentures to equity of the Company (Note 20(a)).

Operating facilities

During the six months ended the Company repaid the bank indebtedness at December 31, 2020 and obtained a new operating line in the amount of $5,000,000 of which $2,500,000 was drawn at June 30, 2021 (Note 10).

Loans and borrowings

The Company received new borrowings in the principal amount of approximately $577,000 in the six months ended June 30, 2021 with quarterly payments of approximately $65,000 payable starting November 2021.

Government loans

At December 31, 2020, undiscounted cash flow commitments of approximately $1,000,000 were included in loans and borrowings representing amounts provided by the US government via forgivable loans for COVID-19 support. During the six months ended June 30, 2021, a portion of this amount was forgiven and additional government loans of $840,845 were funded. Management believes that the amount recognized in Other liabilities will ultimately be forgiven and no cash outflow will be required (Note 20(c)).

Foreign currency risk

At June 30, 2021, the C$ equivalent carrying amount of the Company’s USD denominated monetary assets and liabilities was $10,573,095 (December 31, 2020 - $8,291,005) and $20,329,066 (December 31, 2020 - $16,398,521), respectively. Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between C$ and US$ would impact the net loss for the period by approximately $487,799 (December 31, 2020 - $405,376).

NOTE 16 - FINANCE COSTS

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Interest on loans and borrowings (Note 9)	$286,144	$197,311	$533,508	$516,383
Interest on convertible debentures (Note 11)	1,592,597	1,078,162	3,105,233	2,134,913
Interest on lease liabilities	75,179	92,594	154,854	181,992
Transaction costs expensed	87,070	—	454,574	—
Other finance costs	(94,404)	—	(65,656)	—
Total finance costs	$1,946,586	$1,368,067	$4,182,513	$2,833,288

18 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 17   -   SUPPLEMENTAL CASH FLOW INFORMATION

The following are changes in non-cash working capital.

For the six months ended June 30,	2021	2020
Trade and other receivables decrease	$575,145	$893,907
Long-term receivables (increase) decrease	(1,416,364)	359,181
Prepaid expenses and deposits (increase)	(926,225)	(477,887)
Other assets decrease (increase)	207,989	(75,998)
Trade payables and accrued liabilities (decrease) increase	(2,231,429)	645,526
Deferred revenue increase	546,645	875,193
(Decrease) increase in working capital	$(3,244,239)	$2,219,922

The following are non-cash investing and financing activities.

For the six months ended June 30,	2021	2020
Addition to right of use assets	$—	$222,109
Addition to lease liabilities	$—	$222,109
Shares issued in business combination	—	2,304,073
Share issued on conversion of debentures	—	50,000
Shares issued on AirFusion asset acquisition	—	820,000
Settlement of liabilities through issuance of common shares or RSUs	$—	$143,002
Non-cash accretion of interest included in finance cost	$1,572,967	$966,289
Non-cash broker warrants compensation (Note 13(b))	$372,947	$—

NOTE 18 -  CSA ACQUISITION

As described in Note 7 to the 2020 Annual Financial Statements, on January 24, 2020, the Company completed its acquisition of all the outstanding and issued common shares of Construction Systems Associates, Inc. USA (“CSA”). The acquisition was accounted for as a business combination using the acquisition method whereby the assets acquired, and the liabilities assumed were recorded at fair value. At acquisition date the fair values assigned to intangible assets, goodwill and the deferred tax liabilities were measured on a provisional basis and have been revised by the Company as additional information was received.

On January 24, 2021, the measurement period for the acquisition ended and the following table summarizes the acquisition-date fair value, the measurement period adjustments and the final balances of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired and liabilities assumed, and the resulting value of goodwill.

	Preliminary [1]	Measurement period adjustments	Final
Consideration transferred:			$703,212
Cash consideration	$298,086	$405,126
Fair value of common share consideration	2,303,967	106	2,304,073
Fair value of contingent consideration payable	1,734,866	(855,800)	879,066
Total consideration	$4,336,919	$(450,568)	$3,886,351

19 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 18 - CSA ACQUISITION (continued)

	Preliminary [1]	Measurement period adjustments	Final
Fair value of assets and liabilities recognized:
Cash	$181,408	$—	$181,408
Trade and other receivables	262,846	—	262,846
Prepaid expenses and other deposits	323,439	(309,576)	13,863
Property and equipment	2,098	—	2,098
Right of use assets	291,843	(48,949)	242,894
Intangible - technology	4,512,406	(3,960,526)	551,880
Intangible - customer relationships	—	801,540	801,540
Accounts payable and accrued liabilities	(168,542)	—	(168,542)
Short-term loan	(466,081)	94,471	(371,610)
Lease liabilities	(291,843)	48,949	(242,894)
Deferred tax liabilities	(310,655)	310,655	—
Fair value of net assets acquired	$4,336,919	$(3,063,436)	$1,273,483
Goodwill	$—	$2,612,868	$2,612,868

1 As reported in the condensed consolidated interim financial statements for the three months ended March 31, 2020 as amended. Measurement period adjustments as reported in Note 7 to the 2020 Annual Financial Statements were recognized in various periods after the acquisition.

The fair value of the contingent consideration payable is based on an estimated weighted probability of certain revenue and EBITDA targets being met in a 2-year period from the acquisition date. In January 2021, a portion of the fair value of the contingent consideration payable was determined not to be payable to the previous owners of CSA and as such was recognized in Other income in the condensed consolidated interim statements of loss and comprehensive loss for the six months ended June 30, 2021 (Note 8).

The Company is required during the measurement period to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The measurement period adjustments from acquisition date to the end of the measurement period are reflected above with the cumulative changes increasing goodwill. The impact on net income (loss) of recognizing these adjustments to the provisional amounts as if the accounting had been completed at the acquisition date are limited to a decrease in amortization of intangibles and related foreign currency translation differences. As measurement period adjustments associated with intangibles were substantially complete at June 30, 2020, there were no other material adjustments.

NOTE 19  -  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in Note 2 to the 2020 Annual Financial Statements with the exception of the expansion of the accounting policy note (q) Convertible Debentures to add the accounting policy related to the issuance of convertible debentures in the six months ended June 30, 2021. The revised accounting policy follows.

Convertible debentures

Convertible debentures are accounted for depending on the terms of the contract. The fair value of the debentures are allocated into components parts, which may include separate host debt, embedded derivative(s) and/or equity components based on the terms of the contract. Where the fair value of the financial instrument is different than the transaction price then the measurement is dependent on whether the fair value was determined based on a valuation technique that only uses data from observable markets (level 1 input) or otherwise. For compound financial instruments such as the 2019 Debentures where there is a liability and equity component, on issuance of the convertible debentures, the fair value of the liability component is determined using a market rate for an equivalent non-convertible instrument. The proceeds are allocated to the liability component first with the remainder of the proceeds allocated to the conversion option that is recognized and included in equity. The liability component (net of transaction costs) is subsequently measured at amortized cost using the effective interest rate method until it is extinguished on conversion or redemption. The carrying amount of the conversion option is not remeasured in subsequent periods.

20 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

NOTE 19 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Convertible debentures (continued)

For the majority of 2021 Debentures, the fair value of the financial instruments was greater than the transaction price. The residual is treated as a deferred amount and recognized similar to fair value adjustments on derivatives. For hybrid financial instruments such as the 2021 Debentures where there is a liability and embedded derivative component, the fair value of the embedded derivative is determined first with the residual of the total fair value for the instrument allocated to the host debt. The host debt (liability), net of transaction costs, is subsequently measured at amortized cost using the effective interest rate method until it is extinguished on conversion or redemption.

Transaction costs are apportioned between each component of the convertible debentures based on a percentage of proceeds when the instruments are initially recognized. Transaction costs attributable to the liability and equity components are offset against the respective balances with transaction costs attributable to embedded derivatives directly expensed.

Accounting standards development

As described at the end of Note 2 to the 2020 Annual Financial Statements there are a number of new accounting standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that are not expected to have a material impact on the Company in the year of adoption.

In February 2021, the IASB issued amendments to two existing accounting standards regarding accounting estimates and accounting policies. These amendments are applicable starting January 1, 2022 and are not expected to have a material impact on the Company.

In May 2021, the IASB issued an amendment to the income tax standard which provides for an exception to the initial recognition exemption related to deferred tax assets and liabilities arising from a single transaction including those associated with right-of-use assets and lease liabilities. This amendment is applicable starting January 1, 2023. The Company has decided not to early adopt any of the new or amended standards at this time.

NOTE 20  -  EVENTS AFTER THE REPORTING PERIOD

a)	Conversion of 2021 Debentures

On July 12, 2021, the Company announced that it had entered into conversion agreements with holders of more than 99.2% of the outstanding principal amount of the 2021 Debentures subject to a number of conditions including TSX.V approval, which it received on August 13, 2021. The Company in consideration for the extinguishment of 99.2% of the principal and accrued interest thereon to the date of the conversion agreements will issue an aggregate of 6,323,360 common shares and 6,323,360 common share purchase warrants. The common share purchase warrants entitle the holder to purchase one common share of the Company at an exercise price of US$2.29 and mature 36 months after issuance. These conversion agreements include terms which are different than the original 2021 Debenture agreements and provide for the issuance of a specified number of warrants and for certain tranches a change in the conversion price. The impact of this change in terms on the Company’s financial results has not yet been determined.

b)	Non-brokered private placement offering

On July 12, 2021, the Company announced the intention to complete a non-brokered private placement offering of 227,027 units of the Company at a unit price of $1.85 for gross proceeds of $420,000 which have already been received and are included in Other Liabilities on the condensed consolidated statement of financial position at June 30, 2021 (Note 12). Each unit consists of one common share and one share purchase warrant at an exercise price of

$2.85 per common share with warrants expiring April 2024. This non-brokered private placement was completed on August 13, 2021.

c)	US Government loans

Subsequent to June 30, 2021, two US Government loans with a total carrying amount of $780,697 at June 30, 2021 were forgiven and there will be no required payment of principal or interest (Note 12).

21 | Notes to the Condensed Consolidated Interim Financial Statements

TSX-V: MCLD OTCQB: MCLDF

mCloud

mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com